UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-28025
CUSIP NUMBER 37932B 10 0

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Global Energy Inc.

Full Name of Registrant

N/A

Former Name if Applicable

415 Madison Avenue, 15th Floor

Address of Principal Executive Office (Street and Number)

New York NY 10017

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

The financial statements are not yet completed as the Registrant is evaluating the accounting consequences of a material transaction occurred late in the fiscal quarter and previously disclosed on Form 8-K. The financial statements cannot be completed by the required filing date without unreasonable cost and effort.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Asi Shalgi, 646.673.8435

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).	☒ Yes
☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes
☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is a development stage company and has no revenues. The Registrant currently expects an increase in the net loss, attributed to an increase in the scope of its operations. Total operating expenses for the nine month period ended September 30, 2008 is expected to amount to approximately $3,200,000 compared to $938,000 in the corresponding period.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements made in this notification that are not historical facts, including statements accompanied by words such as “preliminary,” “expect,” “will,” “believe,” “intend” or similar words are forward-looking statements. The information presented in this notification related to the Registrant’s expected results of operations for the nine month period ended September 30, 2008 is forward-looking statements as it has not yet been finalized. These forward-looking statements involve risks and uncertainties and the Registrant cautions you not to place undue reliance on these forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in this notification, including the factors set forth in the Registrant’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2007. The Registrant does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this notification.

GLOBAL ENERGY INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2008 ——————————————	By: /s/ Alex Werber —————————————— Alex Werber Treasurer and Chief Financial Officer